MK

14047772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response...... 12.00	

SEC Mail Processing Section
FEB 28 2014
Washington DC 405

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

607 Washington Street
(No. and Street)

Reading (City) Pennsylvania (State) 19603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M Durofchalk 610-478-2134
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP
(Name – *if individual, state last, first, middle name*)

1350 Broadcasting Road, Suite 203, Wyomissing (Address) (City) PA (State) 19610 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/24/14

OATH OR AFFIRMATION

I, John M Durofchalk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Griffin Financial Group, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
TAMMY L. ARNER, Notary Public
City of Reading, Berks County
My Commission Expires March 7, 2017

Tammy L. Arner
Notary Public

Signature

CFO / FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013 AND 2012

Tomasi & Company LLP

Certified Public Accountants & Consultants

TABLE OF CONTENTS

Tomasi & Company LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of Griffin Financial Group, LLC (the Company) which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2013. and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Somosi & Company LLP

February 21, 2014

	December 2013	December 2012
ASSETS		
Cash	$ 925,600	$ 791,404
Cash deposit with clearing organizations	149,980	150,000
Receivable from clients, less allowance for doubtful accounts of $ -0-, in 2013 and $502,000 in 2012	1,269,219	1,410,020
Receivable from broker-dealer and clearing organizations	14,247	-
Receivable from affiliate	-	54
Prepaid expenses	269,648	239,492
Equipment, at cost, less accumulated depreciation of $54,909 and $44,739, respectively	21,734	21,104
Other assets	22,600	22,600
TOTAL ASSETS	$ 2,673,028	$ 2,634,674
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable	$ 53,814	$ 74,078
Payable to broker-dealers and clearing organizations	3,542	
Payable to related party	712,953	427,241
TOTAL LIABILITIES	770,309	501,319
MEMBER'S EQUITY	1,902,719	2,133,355
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 2,673,028	$ 2,634,674

STATEMENTS OF INCOME

	December 2013	December 2012
REVENUES		
Commissions and fees	$ 11,034,308	$ 8,245,618
Client expense reimbursements	139,907	280,677
Principal transactions	33,729	
Interest and dividends	10,919	3,877
TOTAL REVENUES	11,218,863	8,530,172
EXPENSES		
Employee and subcontracting compensation and related expenses	5,536,584	5,025,387
Insurance	528,457	505,977
Client development - meals,mileage/other	463,978	349,965
Administrative fees	260,000	260,095
Professional dues and fees	212,943	209,135
Client charges - meals, mileage/other	184,849	250,606
Regulatory fees	132,752	111,220
Promotional and marketing	120,305	223,594
Occupancy and storage	110,488	102,779
Professional services	102,036	188,523
Commission - finder fee	62,774	86,055
Computer expenses	45,485	14,531
Office supplies and expense	44,798	12,259
Telephone	30,379	21,717
Taxes - other	28,827	7,066
Office charge - meals, mileage/other	23,030	30,424
Floor brokerage, exchange, and clearance fees	14,872	-
Seminars and continuing education	14,703	22,465
Depreciation	10,170	11,500
Postage and delivery	7,716	7,581
Capital stock tax	5,813	7,513
Miscellaneous	4,354	1,664
Bank fees	4,186	3,956
TOTAL EXPENSES	7,949,499	7,454,012
NET INCOME	$ 3,269,364	$ 1,076,160

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December 2013	December 2012
BALANCE - Beginning of Year	$ 2,133,355	$ 2,790,074
Net income	3,269,364	1,076,160
Member contribution	-	267,121
Member distribution	(3,500,000)	(2,000,000)
BALANCE - End of Year	$ 1,902,719	$ 2,133,355

	December 2013	December 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 3,269,364	$ 1,076,160
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	10,170	11,500
(Increase)decrease in operating assets:		
Receivable from clients	140,801	713,410
Receivable from broker-dealer and clearing organizations	(14,247)	
Receivable from affiliate	54	-
Prepaid expenses	(30,156)	(4,564)
Increase(decrease) in operating liabilities:		
Accounts payable	(20,264)	(6,036)
Payable to broker-dealers and clearing organizations	3,542	
Payable to related party	285,712	48,513
Net Cash Used In Operating Activities	3,644,976	1,838,983
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(10,800)	(8,998)
Net Cash Used In Investing Activities	(10,800)	(8,998)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to member	(3,500,000)	(2,000,000)
Contribution from member	-	267,121
Net Cash Used In Financing Activities	(3,500,000)	(1,732,879)
NET INCREASE (DECREASE) IN CASH	134,176	97,106
CASH - Beginning of Year	941,404	844,298
CASH - End of Year	$ 1,075,580	$ 941,404

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the minimum $100,000 net capital provisions of SEC rule 15c3-1 (see Note 4). Griffin Financial Group, LLC is authorized to do "firm commitment" underwriting which is an agreement to buy an entire issue of a security from an issuing corporation at a specified price and then distributing the new issue of securities. A clearing company will be used to hold these funds and Griffin Financial Group, LLC will not hold client money.

Date of Management's Review

Subsequent events were evaluated through February 21, 2014, which is the date the financial statements were available to be issued.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contracted settlement date are recorded net on the statement of financial condition. Securities are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurement. No securities were held as of December 31, 2013 or 2012.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank and brokerage accounts are considered cash and cash equivalents. The Company maintained its cash balances in three financial institutions. Considerable balances are held at one institution located in Reading, Pennsylvania. The bank accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. At times throughout the year and at year end, the bank cash balance exceeds the insured limit. The $149,980 held with brokerage/clearing organization is not insured.

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances or for time spent as part of the arrangement letter with a client. Typically, there are no accounts receivables because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event. Accounts receivable occur if a success fee is earned and invoiced but not immediately paid or if a service fee is negotiated on a payment schedule that is billed prior to a transaction closing and not yet collected. A receivable can also result from billing clients for directly related expenses and fees charged and not collected while working to close transactions.

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is nationwide but primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Accounts Receivable

Management uses the specific identification method of reporting allowances for bad debts and has reviewed all outstanding accounts for collectability. They have determined as of December 31, 2013 and 2012 there were no new material account balances that should be recognized as an allowance for doubtful accounts. There was no bad debt charged to operations for either year.

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $10,170 in 2013 and $11,500 in 2012.

Accrued Interest and Penalties Related to Unrecognized Tax Benefits

The Company reports accrued interest and penalties related to unrecognized tax benefits as interest expense and penalties expense, respectively. There were no interest or penalties related to unrecognized tax benefits for the years ended December 31, 2013 and 2012.

The Company is no longer subject to examination by the Internal Revenue Service and the Pennsylvania Department of Revenue for years prior to 2010.

Profit Sharing Plan

The Company through its related parties Griffin Holdings Group, LLC and Stevens & Lee, P.C., (see Note 2) has a discretionary profit sharing plan for substantially all of the employees in addition to an elective pre-tax 401(k) provision. Contributions to the profit sharing plan charged to expense were $437,188 and $389,077 in 2013 and 2012, respectively.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis. Stevens and Lee, P.C. also provides other support services and is compensated accordingly.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees including benefits. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG, Stevens & Lee, P.C., or Stevens & Lee Realty based on a proportional share of space, utilities, and other services provided.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $5,521,076 in 2013 and $4,992,185 in 2012. In 2013, $4,811,157 was paid to GHG, $709,919 is classified as a related party payable, and $ -0- was a capital contribution from GHG. In 2012, $4,297,823 was paid toward the expense to GHG; $427,241 was reflected as a payable and $267,121 was a capital contribution. Griffin Financial Group, LLC paid Stevens & Lee Realty $90,000 for occupancy for each of the years ended December 2013 and 2012

The Company also paid an agent who is a related party for errors and omissions insurance during 2013 and 2012. The total premiums including commissions were $314,986 and $287,385 respectively. In addition Stevens & Lee, P.C. was paid $260,000 for administrative and support fees in 2013 and 2012. In 2013 and 2012 Stevens & Lee paid Griffin Financial Group, LLC $432,605 and $183,580, respectively, for time spent related to various services performed. In addition to the amounts mentioned above the Company has made various payments to related parties for other employee benefits and other operating costs on a reimbursement basis for both 2013 and 2012. The amounts of these reimbursements not including health insurance (see Note 6) were $199,531 and $239,873, respectively. Amounts payable to related party for these payments as of December 31, 2013 were $3,034 and $ -0- as of December 31, 2012.

NOTE 3 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 4 NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The minimum net capital is $100,000. At December 31, 2013 and 2012, the Company had net capital of $319,368 and $439,935, which was $219,368 and $339,935 in excess of its required net capital of $100,000 in 2013 and 2012, respectively. The Company's aggregate indebtedness as of December 31, 2013 and 2012 was $770,309 and $501,319 respectively, and the Company has met the ratio requirement referred to above.

NOTE 5 OCCUPANCY

The Company has an informal arrangement with Stevens & Lee Realty, a related party for office space and common area maintenance charges. In 2013 and 2012, approximately 6,000 square feet of office space was being utilized with an average comparable price of $15.00 per square foot. The arrangement is calculated on a monthly basis at $7,500, and is subject to cancellation or variation in terms depending on the circumstances.

NOTE 5 OCCUPANCY (CONTINUED)

In addition, the Company leases office space in New Jersey and Virginia both having one year terms expiring August 31, 2014 and September 6, 2014, respectively. Both leases have mutual early termination provisions that require sixty days notice.

Rent expense for occupancy charged to operations for 2013 and 2012 was $109,320 and $102,363, respectively.

NOTE 6 SELF-INSURANCE

The Company has a medical self-insurance program through a third party administrator for health care costs. The Company's premiums are paid to a related party on a reimbursement basis. The premiums include a self insurance piece plus a portion of stop-loss in the event claims exceed self insured limits. These premiums are adjusted annually either up or down depending on the claims experience. Griffin has experienced no additional increase in monthly premiums for 2014. Total costs for the Company's health care self-insurance program for 2013 and 2012 paid to a related party was $160,524 and $165,209, respectively.

NOTE 7 RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2013 and 2012, consist of the following:

	2013		2012	
	Receivable	Payable	Receivable	Payable
Receivable from clearing organizations	$ 14,247	-	-	-
Payable to clearing broker	-	$ 3,542	-	-

NOTE 8 RECLASSIFICATIONS

Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I

	December 2013	December 2012
TOTAL ASSETS	$ 2,673,028	$ 2,634,674
TOTAL LIABILITIES	(770,309)	(501,319)
NET WORTH	1,902,719	2,133,355
SUBORDINATED LOANS	-	-
ADJUSTED NET WORTH	1,902,719	2,133,355
LESS NET NON-ALLOWABLE ASSETS	(1,583,351)	(1,693,420)
CURRENT CAPITAL	319,368	439,935
LESS HAIRCUT	-	-
NET CAPITAL	319,368	439,935
REQUIRED NET CAPITAL	100,000	100,000
EXCESS NET CAPITAL	$ 219,368	$ 339,935
AGGREGATE INDEBTEDNESS	770,309	$ 501,319
AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.41	1.14

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - (SCHEDULE I CONTINUED)

	December 2013	December 2012
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II FOCUS report (unaudited)	$ 319,368	$ 483,119
Audit adjustments to reflect:		
Record additional income as receivable not booked	-	71,220
Record less income as receivable over booked	(7,500)	
Record unrecorded liabilities	-	(43,130)
Reclassify to receivable previously netted with a payable	-	54
Reclassify from payable previously netted with a payable	-	(54)
Change in non-allowable assets		
Accounts receivable - clients	7,500	(71,220)
Reclassified receivable previously netted with payable	-	(54)
Net capital as reported on previous page	$ 319,368	$ 439,935

Tomasi & Company LLP
Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements of Griffin Financial Group, LLC (the Company), as of and for the years ended December 31, 2013 and 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
Telephone: (610) 898-7900 ■ Fax (610) 898-7992

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 and 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Tomasi & Company LLP

February 21, 2014